July 29, 1996

PRIVATE AND CONFIDENTIAL

Ms. Peggy J. Miller
Vice President and Chief Financial Officer
Bioject Medical Technologies Inc.
7620 SW Bridgeport Road
Portland, Oregon 97224

Dear Peggy,

This letter ("Letter" or "Agreement") confirms the understanding and agreement between Bioject Medical Technologies Inc. (the "Company") and Preferred Technology, Inc. ("PTI"), as follows:

1. The Company hereby engages PTI, on an exclusive basis, as its agent for the purpose of arranging the private placement of up to 3,000,000 units consisting of shares of common stock and warrants (the "Units") (hereinafter referred to as the "Private Placement Transaction"). PTI's agency on behalf of the Company shall continue until the completion of the Private Placement Transaction, unless earlier terminated pursuant to paragraph 6 below.

2. PTI hereby accepts the engagement described in paragraph 1 and, in that connection, agrees to:

(a) Keep and maintain all material non-public information which PTI receives or develops concerning the Company confidential and disclose that information only as contemplated by this Agreement or required by law. Notwithstanding the foregoing, PTI may disclose non-public information to its agents, employees, advisors, and to institutional financial investors and lenders whenever PTI determines that such disclosure is necessary to provide the services contemplated herein, provided that prior to such disclosure such parties either agree in writing to be bound by appropriate conditions regarding confidentiality or, if professional advisors, are otherwise bound by obligations or ethics of their professions to confidentiality.

(b) Review the Company's operations and advise the Company regarding its capital structure, the valuation of its business, and the financing alternatives reasonably available to the Company in the marketplace.

(c) Assist the Company, in compliance with applicable securities law, in preparing descriptive materials concerning the Company and the proposed Private Placement Transaction, which materials shall not be made available to or used in discussions with prospective parties to any such transaction until the materials and their use for that purpose and that party have been approved in advance by the Company and by PTI.

(d) Structure and privately place, on a best efforts basis, all financing required to complete the Private Placement Transaction on such terms and conditions as are acceptable to the Company.

3. The Company shall treat PTI's advice as confidential except to the extent that disclosure is required by law.

4.  The Company shall:

(a) Furnish to PTI the names of all parties with which the Company has had discussions concerning a possible Private Placement Transaction within three months prior to this Agreement and promptly advise PTI of any contacts for same subsequent to the date of this letter, all of which shall be deemed to be "Covered Parties" as defined in Paragraph 6 below. The firm Dominick and Dominick shall be excluded as a Covered Party.

(b) Make available to PTI all information concerning the business, assets, operations and financial condition of the Company which PTI reasonably requests in connection with the performance of its obligations hereunder. PTI may rely upon the accuracy and completeness of such information without independent verification.

5. The Company may refuse to discuss or negotiate the Private Placement Transaction with any party for any reason whatsoever and may terminate negotiations with any party at any time. During the period that PTI is engaged by the Company, the Company shall not directly or indirectly initiate any discussions or other contacts, or solicit any inquires or indications of interest, concerning a Private Placement Transaction or other financing involving the issuance of Company securities (other than in connection with employee or consultant stock purchase option or benefit plans) without giving notice to PTI.

6. Subject to the provisions of paragraphs 7 through 9, which shall survive any termination of this Agreement, the Company may terminate PTI's engagement hereunder at any time without cause by giving PTI at least 10 days prior written notice of termination. Within 10 days after the effective date of any such termination, PTI shall deliver to the Company a list of all parties with which to PTI's knowledge such parties, together with all other parties with which the Company, without giving notice to PTI, has had contacts or discussions concerning the Private Placement Transaction prior to receipt of the notice of termination ("Covered Parties") and shall return to the Company any and all copies of confidential information provided to PTI by the Company.

7.  The Company agrees to compensate PTI as follows:

If the Private Placement Transaction is completed during the term of this Agreement or with a Covered Party within 6 months following the termination of this Agreement pursuant to paragraph 6 above, then the Company shall pay PTI, as compensation for its services, a financial advisory and private placement fee, as follows: (i) 5% of the gross proceeds of the sale of the Units, payable in cash; and (ii) a warrant to purchase a number of common stock shares equal to 5% of the number of Units the Company issued as a result of PTI's efforts in the Private Placement Transaction. Such warrant shall be exercisable for five years at a price equal to the fair market value of the Company's common stock on the date of close. Any warrant issued pursuant to this paragraph 7 shall include provisions for such antidilution, and registration rights as may be customary in transactions of this nature.

8. The Company agrees to reimburse PTI for all reasonable out-of-pocket expenses incurred in connection with PTI's role hereunder. Expenditures exceeding $100 shall require the Company's approval which shall not be unreasonably withheld or delayed. Out-of-pocket expenses shall include all travel-related, telephone, tele-facsimile, duplication, printing, courier, database research and other similar expenses, but shall include only those third party professional fees that PTI is expressly authorized by the Company to incur.

9.  PTI represents, warrants and agrees that:

(a) PTI is and at the time of any offer or sale in connection with the Private Placement Transaction will be duly registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 and under the laws of the State of California and is and will be similarly registered or exempt from registration in each other state in which it places Units and in which such registration is required. PTI is and at each such time will be a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"), and

(b) PTI's participation in the Private Placement Transaction will comply with all federal and applicable state laws regulating the conduct of business by brokers and dealers and, during the course of its services under this agreement PTI will not make any untrue statement of a material fact, or omit to state a material fact required to be stated by PTI or necessary to make any statement by PTI not misleading (it being understood that the statements (other than statements concerning PTI) made in the disclosure documents provided by the Company or in reliance on information provided by the Company are deemed to be made by the Company and not by PTI). PTI will offer Units only to "accredited investors" as defined in Regulation D under the Act and will not offer the Units by means of any general solicitation or advertising within the meaning of Regulation D under the act, and

(c) PTI agrees not to offer or sell Units in any state without the prior consent of the Company, and

(d) The parties hereby agree to be bound by the Indemnification Agreement attached hereto as Exhibit A.

10. If the Private Placement Transaction is completed pursuant to this Agreement, PTI may at its expense and with prior notice to and the Company's approval (which approval shall not be unreasonably withheld or delayed), place an announcement in such newspapers and periodicals as it may choose stating that PTI has acted as financial advisor and private placement agent for the Company in such transaction.

11. The Company represents that there are no brokers, representatives or other persons that have an interest in any compensation which may be due PTI from the transactions contemplated Hereunder.

12. This Agreement shall be binding upon and inure to the benefit of the parties and their lawful successors in interest. This Agreement represents the entire understanding between the parties, and all prior discussions and negotiations are superseded, merged into, and voided by it. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon without reference to that state's conflict of law principles.

If the foregoing correctly sets forth the understanding and agreement between PTI and the Company, please so indicate in the space provided below.

Sincerely,

PREFERRED TECHNOLOGY, INC.

By:  /s/ Edward M. Elliott
     --------------------------

AGREED:

By:   /s/ Peggy J. Miller
      -----------------------

Date: July 29, 1996
      -----------------------


EXHIBIT A

In consideration of the agreement of Preferred Technology, Inc. ("PTI") to act on behalf of Bioject Medical Technologies Inc. (the "Company") pursuant to the attached Engagement Letter, dated July 25, 1996 (the "Engagement Letter"), the Company agrees to indemnify and hold harmless PTI, its affiliates, and each of their respective partners, directors, officers, agents, consultants, employees and controlling persons (within the meaning of Section 20 of the Securities Exchange Act of 1934 (the "Act")) (PTI and each such other person or entity are hereinafter referred to as a "PTI Indemnity"), from and against any losses, claims, damages, expenses and liabilities or actions in respect thereof (collectively, "Losses") as they may be incurred (including all legal fees and other expenses incurred in connection with investigating, preparing, defending, paying settling or compromising any Losses, whether or not in connection with any pending or threatened litigation in which any PTI Indemnitee is a named party) to which any of them may become subject (including in any settlement effected with the Company's consent) as a result of any misstatement of a material fact by the Company or any of its representatives (other than PTI), or an omission to state any fact necessary to make the statements made by the Company or any such person not misleading, except to the extent such Losses arise out of any misstatement of a material fact in disclosure documents concerning PTI or a misstatement of a material fact by PTI in soliciting investors, in the Private Placement Transaction, which misstatement was not contained in the disclosure documents furnished by the Company or any of its representatives to PTI, or an omission by PTI in such solicitation to state a fact concerning PTI or a fact of which PTI has been made aware by the Company and that is necessary to make the statements by PTI not misleading.

PTI agrees to indemnify and hold harmless the Company and each of its directors, officers, employees and controlling person (within the meaning of Section 20 of the Act) (each, a "Company Indemnitee") from and against any Losses as they may be incurred (including all legal fees and other expenses in connection with investigating, preparing, defending, paying, settling or compromising any Losses) to which any of them may become subject (including any settlement effected with PTI's consent), to the extent and only to the extent such Losses arise out of a misrepresentation of a material fact in disclosure documents concerning PTI or a misstatement of material fact by PTI in soliciting investors for the Units, which misstatement was not contained in the disclosure documents furnished by the Company or made by the Company or any of its representatives to PTI, or an omission by PTI in such solicitation to state a fact concerning PTI or a fact of which PTI has been made aware by the Company or its representatives and that is necessary to make the statements by PTI not misleading.

If the indemnity referred to in this Exhibit A should be, for any reason whatsoever, unenforceable, unavailable or otherwise insufficient to hold each person otherwise entitled to indemnity (an "Indemnified Person") harmless then each person who would otherwise be required to make such indemnity (an "Indemnifying Person") shall in lieu of indemnifying such Indemnified Person contribute to the amount paid or payable by such Indemnified Person as a result of the Losses for which indemnification would otherwise be made, so that each Indemnified Person ultimately bears only a portion of such Losses as is appropriate (i) to reflect the relative benefits received by each such Indemnified Person, respectively, on the one hand and the Indemnifying Person on the other hand in connection with the transaction or (ii) if the allocation on that basis is not permitted by applicable law, to reflect not only the relative benefits referred to in clause (i) of this paragraph but also the relative fault of each such Indemnified Person, respectively, and the Indemnifying Person as well as any other relevant equitable considerations: provided, however, that in no event shall the aggregate contribution of PTI to all Losses in connection with any transaction exceed the amount of the fee actually received by PTI pursuant to the Engagement Letter. The respective relative benefits received by PTI and the Company in connection with any transaction shall be deemed to be in the same proportion as the aggregate fee paid to PTI in connection with the transaction bears to the total consideration of the transaction. The relative fault of each Indemnified Person and each Indemnifying Person shall be determined by reference to, among other things, whether the actions or omissions to act were by such Indemnified Person or the each Indemnifying Person and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action or omission to act.

The Company agrees that without the others prior written consent it shall not settle, compromise or consent to the entry of any judgment in pending or threatened claim, action, suit or proceeding related to the Engagement Letter unless the settlement, compromise or consent also includes an express unconditional release of all Indemnified Persons from all liability and obligations arising therefrom.

The obligations of the Company referred to above shall be in addition to any rights that any PTI Indemnitee may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of any PTI Indemnitee and the Company.

All capitalized terms not otherwise defined in this Exhibit shall have the meanings given them in the Engagement Letter.